Pricing Supplement Dated March 8, 2010				Rule 424 (b) (3)

(To Prospectus Dated January 16, 2009)				File No. 333-156775

GMAC Inc.
Demand Notes - Floating Rate

Annual Yield:	2.15%

Effective Dates:	3-08-2010	through	3-14-2010